Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025

Condensed Consolidated Interim Statements of Financial Position
At June 30, 2026 and December 31, 2025
(Expressed in thousands of United States dollars)
(Unaudited)

	Note	June 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents		$317,783	$407,355
Marketable securities	4	163,795	162,683
Trade and other receivables		74,485	65,468
Inventories	5	435,676	369,759
Prepaid expenses		35,875	26,352
Other current assets		2,035	10,608
Assets held for sale	3	—	928,332
		1,029,649	1,970,557
Non-current assets
Restricted cash		10,415	7,567
Inventories	5	492,922	368,130
Mineral properties, plant and equipment	6	7,984,441	7,910,329
Other non-current assets		277,422	278,812
Total assets		$9,794,849	$10,535,395

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$327,345	$302,420
Income taxes payable		125,263	153,118
Current portion of loans and borrowings	7	29,054	181,330
Current portion of deferred revenue	8	62,043	127,597
Current portion of derivative liabilities	9(b)	145,334	184,171
Other current liabilities		85,341	82,663
Liabilities relating to assets held for sale	3	—	230,675
		774,380	1,261,974
Non-current liabilities
Loans and borrowings	7	553,946	1,373,350
Deferred revenue	8	164,600	165,130
Derivative liabilities	9(b)	797	46,710
Reclamation and closure cost provisions		237,954	229,787
Deferred income tax liabilities		1,471,254	1,411,851
Other non-current liabilities		223,396	251,286
Total liabilities		3,426,327	4,740,088
Shareholders’ equity
Common shares		4,905,703	4,874,712
Reserves		84,504	93,081
Accumulated other comprehensive income		34,519	7,516
Retained earnings		1,343,796	819,998
Total equity		6,368,522	5,795,307
Total liabilities and equity		$9,794,849	$10,535,395
Commitments and contingencies (notes 3, 9(b)(iii), 15 and 18)
Subsequent events (notes 4, 10(b) and 19)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Income (Loss)
For the three and six months ended June 30, 2026 and 2025
(Expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2026	2025(1)	2026	2025(1)
Continuing operations
Revenue		$769,796	$285,815	$1,631,389	$551,521
Cost of sales
Operating expense	11	(341,596)	(133,242)	(652,497)	(329,306)
Depreciation and depletion		(126,470)	(52,672)	(238,406)	(103,504)
		(468,066)	(185,914)	(890,903)	(432,810)
Income from mine operations		301,730	99,901	740,486	118,711

Care and maintenance expense		(22,364)	(35,256)	(43,135)	(45,201)
Exploration and evaluation expense		(9,841)	(822)	(16,128)	(1,517)
General and administration expense	12	(22,147)	(25,468)	(43,613)	(42,834)
Income from operations		247,378	38,355	637,610	29,159

Finance expense		(12,132)	(43,930)	(43,825)	(90,357)
Finance income		2,673	2,399	6,874	4,200
Other income (expense)	13	67,672	5,444	18,943	(10,276)
Income (loss) before income taxes from continuing operations		305,591	2,268	619,602	(67,274)

Income tax expense		(86,993)	(30,694)	(213,834)	(39,655)
Net income (loss) from continuing operations		218,598	(28,426)	405,768	(106,929)

Discontinued operations
Net income from discontinued operations	3	12,018	52,271	134,959	55,295
Net income (loss)		$230,616	$23,845	$540,727	$(51,634)

Net income (loss) per share
Basic	14	$0.29	$0.05	$0.68	$(0.11)
Diluted	14	$0.25	$0.05	$0.62	$(0.11)
Net income (loss) per share - continuing operations
Basic	14	$0.27	$(0.06)	$0.51	$(0.22)
Diluted	14	$0.24	$(0.06)	$0.46	$(0.22)
Weighted average shares outstanding
Basic	14	789,987,828	499,444,857	789,411,880	477,708,754
Diluted	14	829,894,865	499,444,857	829,902,275	477,708,754
(1)    Restated. See note 3.
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three and six months ended June 30, 2026 and 2025
(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net income (loss)	$230,616	$23,845	$540,727	$(51,634)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to net income or loss:
Net fair value gain (loss) relating to marketable securities:
Held at the end of the period	27,141	12,777	38,495	10,655
Derecognized during the period	—	—	3,762	(678)
Income tax expense relating to fair value gain (loss) on marketable securities	(5,233)	—	(5,705)	—
	21,908	12,777	36,552	9,977
Total comprehensive income (loss)	$252,524	$36,622	$577,279	$(41,657)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows
For the three and six months ended June 30, 2026 and 2025
(Expressed in thousands of United States dollars)
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2026	2025	2026	2025
Cash provided by (used in):
Operating activities
Net income (loss) for the period		$230,616	$23,845	$540,727	$(51,634)
Adjustments for:
Depreciation and depletion		130,281	95,634	246,381	193,195
Finance expense		12,132	45,308	44,262	93,641
Amortization of deferred revenue	8	(46,843)	(30,124)	(75,700)	(43,249)
Change in fair value of derivatives		(44,799)	(11,539)	(25,942)	(1,333)
Settlements of derivatives	9	(27,769)	(22,933)	(44,306)	(30,293)
Gain on sale of Brazil operations	3	(12,018)	—	(117,663)	—
Net (gain) loss on modification and extinguishment of debt	7(a)(b)	(18,218)	—	14,398	—
Unrealized foreign exchange (gain) loss		(4,783)	13,731	721	20,812
Income tax expense		86,993	25,468	222,953	36,094
Income taxes paid		(32,326)	(8,894)	(173,405)	(27,323)
Other		(1,226)	(4,546)	(19,382)	9,345
Operating cash flow before changes in non-cash working capital		272,040	125,950	613,044	199,255
Changes in non-cash working capital	16	(68,591)	6,939	(172,753)	(11,881)
		203,449	132,889	440,291	187,374
Investing activities
Expenditures on mineral properties, plant and equipment		(204,793)	(95,990)	(389,635)	(189,790)
Net proceeds on sale of Brazil operations	3	—	—	845,181	—
Proceeds from disposition of marketable securities	4	—	—	41,146	3,023
Net cash acquired on acquisition of Calibre Mining Corp.		—	193,107	—	193,107
Investment in Calibre Mining Corp.		—	—	—	(40,000)
Other		(1,670)	(169)	5,825	(2,872)
		(206,463)	96,948	502,517	(36,532)
Financing activities
Proceeds from loans and borrowings	7	2,160	45,000	16,468	85,000
Repayments of loans and borrowings	7	(1,894)	(874)	(979,083)	(874)
Repayments of other financing arrangements		(9,150)	(4,629)	(18,100)	(8,737)
Interest paid		(14,533)	(33,238)	(31,246)	(61,670)
Lease payments		(8,100)	(8,474)	(15,437)	(15,209)
Repurchase of common shares	10(a)	—	—	(4,710)	—
Dividends paid	10(b)	(11,838)	—	(23,676)	—
Other		(1,171)	4,862	859	14,570
		(44,526)	2,647	(1,054,925)	13,080
Effect of foreign exchange on cash and cash equivalents		2,358	1,296	(104)	3,416
Decrease in cash and cash equivalents		(45,182)	233,780	(112,221)	167,338
Change in cash and cash equivalents held for sale		—	—	22,649	—
Cash and cash equivalents – beginning of period		362,965	172,887	407,355	239,329
Cash and cash equivalents – end of period		$317,783	$406,667	$317,783	$406,667
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of United States dollars, except number of shares)
(Unaudited)

		Common Shares
	Note	Number	Amount	Reserves	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance – December 31, 2025		785,632,450	$4,874,712	$93,081	$7,516	$819,998	$5,795,307
Shares issued on exercise of stock options and warrants and settlement of restricted share units		3,924,914	32,899	(12,509)	—	—	20,390
Shares repurchased and cancelled	10(a)	(307,100)	(1,908)	—	—	(2,802)	(4,710)
Share-based compensation		—	—	3,932	—	—	3,932
Dividends paid	10(b)	—	—	—	—	(23,676)	(23,676)
Disposition of marketable securities	4	—	—	—	(9,549)	9,549	—
Net income and total comprehensive income		—	—	—	36,552	540,727	577,279
Balance – June 30, 2026		789,250,264	$4,905,703	$84,504	$34,519	$1,343,796	$6,368,522

Balance – December 31, 2024		455,232,521	$2,798,820	$74,100	$(89,027)	$613,659	$3,397,552
Shares and options issued in connection with acquisition of Calibre Mining Corp.		302,842,820	1,888,026	39,663	—	—	1,927,689
Shares issued on exercise of stock options and settlement of restricted share units		937,833	5,537	(4,608)	—	—	929
Share-based compensation		—	—	7,581	—	—	7,581
Share issue costs		—	(353)	—	—	—	(353)
Disposition of marketable securities		—	—	—	15,132	(15,132)	—
Net loss and total comprehensive loss		—	—	—	9,977	(51,634)	(41,657)
Balance – June 30, 2025		759,013,174	$4,692,030	$116,736	$(63,918)	$546,893	$5,291,741
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

1.    NATURE OF OPERATIONS
Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange (the “TSX”) in Canada where its common shares trade under the symbol “EQX”. The Company’s shares also trade on the NYSE American Stock Exchange in the United States under the symbol “EQX”. The Company’s corporate office is at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.
Equinox Gold is a mining company engaged in the operation, acquisition, exploration and development of mineral properties, with a focus on gold.
On January 23, 2026, the Company completed the sale of its 100% interest in the Aurizona Mine, Bahia Complex and RDM Mine located in Brazil (collectively, the “Brazil Operations”). The assets and liabilities of the Brazil Operations were classified as held for sale at December 31, 2025 and the financial results are presented as discontinued operations in the condensed consolidated interim statements of income (loss) for the three and six months ended June 30, 2026 and 2025 (note 3).
All of the Company’s principal properties are located in the Americas. Details of the Company’s wholly owned principal properties and material subsidiaries as at June 30, 2026 are as follows:

	Ownership interest in subsidiary	Location	Principal property	Principal activity
Subsidiary
Premier Gold Mines Hardrock Inc. and PAG Holding Corp.	100%	Canada	Greenstone Mine (“Greenstone”)	Production
Marathon Gold Corporation	100%	Canada	Valentine Gold Mine (“Valentine”)	Production
Western Mesquite Mines, Inc.	100%	USA	Mesquite Mine (“Mesquite”)	Production
Desarrollo Minero de Nicaragua S.A.	100%	Nicaragua	La Libertad Mine Complex (“Libertad”)	Production
Triton Minera S.A.	100%	Nicaragua	El Limon Mine Complex (“Limon”)	Production
Castle Mountain Ventures	100%	USA	Castle Mountain Mine (“Castle Mountain”)	Development
Desarollos Mineros San Luis S.A. de C.V.	100%	Mexico	Los Filos Mine Complex (“Los Filos”)	Development
In June 2026, the Company signed new 20-year land access agreements with all three communities that host Los Filos. After signing the agreements, the Company commenced planning for the restart of heap leach operations.
2.    BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements (“Interim Financial Statements”) have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). These Interim Financial Statements do not include all the information required for annual financial statements prepared using IFRS Accounting Standards (“IFRS”) as issued by the IASB and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025 (the “2025 Annual Financial Statements”).
These Interim Financial Statements were approved and authorized for issuance by the Board of Directors on August 5, 2026.
(b)Presentation currency
Except as otherwise noted, these Interim Financial Statements are presented in United States dollars (“$” or “USD”). All references to “C$” or “CAD” are to Canadian dollars.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

2.    BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (CONTINUED)
(c)Material accounting policies
Except as described in note 3, the material accounting policies applied in the preparation of these Interim Financial Statements are consistent with those applied and disclosed in the Company’s 2025 Annual Financial Statements.
(d)Amended IFRS standards effective January 1, 2026
In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).
The IFRS 9 amendments clarify the date of derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system, whereas the IFRS 7 amendments introduce additional disclosure requirements relating to investments in equity instruments designated at fair value through other comprehensive income. The Company adopted the amendments effective January 1, 2026, which did not have a material impact on these Interim Financial Statements.
(e)New IFRS standard not yet effective
In April 2024, the IASB issued a new standard, IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”), which replaces IAS 1, Presentation of Financial Statements (“IAS 1”) and amends other IFRS standards including IAS 7, Statement of Cash Flows (“IAS 7”). IFRS 18 sets out requirements for the presentation of information in the primary financial statements and disclosure of information in the notes to the financial statements, and does not impact the recognition or measurement of items in the financial statements as set out under other IFRS standards. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027 and the related amendments to other standards are effective when the Company initially applies IFRS 18.
IFRS 18 introduces new requirements relating to the classification of income and expenses into categories and presentation of certain subtotals, as defined under IFRS 18, in the statement of income, and identification and disclosure of certain information relating to management-defined performance measures (“MPM”) in the notes to the financial statements. In addition, IFRS 18 amends IAS 7 which will require entities to use operating income as the starting point for determining cash flow from operating activities.
The Company is in the process of assessing the impact of IFRS 18 on its consolidated financial statements. Based on its preliminary assessment, the Company has identified the following possible impacts of initial application of IFRS 18:
(i)     In the statement of income: (a) items of income and expenses, including foreign exchange gains and losses, and gains and losses on derivatives, will be classified into five categories, being operating, investing, financing, income taxes and discontinued operations; and (b) two new subtotals will be presented, being operating income, which will be calculated differently from the income from operations currently presented by the Company, and income before financing and income taxes. The calculation of net income will be unaffected.
(ii)     In the statement of cash flows, operating income will be the starting point for determining cash flows from operating activities instead of net income.
(iii)     In the notes to the financial statements, there will be new disclosures relating to MPMs. An MPM is defined by IFRS 18 as a subtotal of income and expenses, that is not specifically required to be presented or disclosed by IFRS, that the Company uses in public communications outside of financial statements to communicate to users of financial statements management’s view of an aspect of the financial performance of the Company as a whole. Based on its preliminary assessment, the Company has identified three MPMs, being earnings before interest, income taxes and depreciation and amortization (“EBITDA”), adjusted EBITDA, and adjusted net income.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

2.    BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (CONTINUED)
(e)New IFRS standard not yet effective (continued)
In accordance with the transition rules of IFRS 18, the requirements above relating to the structure of the financial statements, aggregation and disaggregation of financial information presented in the financial statements, presentation of new subtotals and disclosure of information relating to MPMs are required for interim financial statements beginning with the Company’s interim financial statements for the three months ended March 31, 2027 with retrospective application to comparative periods presented.
3.    SALE OF BRAZIL OPERATIONS AND DISCONTINUED OPERATIONS
On January 23, 2026, the Company completed the sale of its 100% interest in the Brazil Operations to a third-party group (the “Buyer”). For the three and six months ended June 30, 2026, the Company recognized a gain of $12.0 million and $117.7 million on sale of the Brazil Operations, respectively. The gain recognized during the six months ended June 30, 2026 was calculated as follows:

Cash consideration received on closing	$891,085
Post-closing working capital adjustment	21,484
Transaction costs	(4,977)
Net proceeds(1)	907,592
Net carrying amount of the assets and liabilities sold	(758,575)
Accrual for probable indemnity payments(2)	(31,354)
Gain on sale of Brazil Operations	$117,663
(1)    The net proceeds on sale of the Brazil Operations included in the consolidated statement of cash flows is net of the cash and cash equivalents derecognized on disposition and excludes the estimate of post-closing working capital adjustment which is expected to be finalized in the third quarter of 2026. The post-closing working capital adjustment increased by $19.1 million during the three months ended June 30, 2026.
(2)    The gain on sale of the Brazil Operations recognized is net of the Company’s estimate as at June 30, 2026 of the probable indemnity payments relating to pre-closing tax and litigation matters (note 18).
In addition to the cash consideration received, the Company is entitled to additional production-linked cash consideration of up to $115.0 million payable on January 23, 2027, based on gold ounces sold by the Brazil Operations during the 12-month period following closing (the “Brazil Measurement Period”). The contingent consideration equals 12.5% of incremental revenue from gold sales above 200,000 ounces, subject to a maximum payment of $115.0 million if sales exceed 280,000 ounces during the Brazil Measurement Period.
The amount of consideration included in the calculation of gain on sale represents the amount that the Company expects to be entitled to in exchange for transferring the assets and liabilities of the Brazil Operations (the “Brazil Transaction Price”), which includes an estimate of the post-closing working capital adjustment. At June 30, 2026, the Company excluded the contingent production-linked consideration from the Brazil Transaction Price because the amount of the contingent payment has a high variability of possible outcomes that is dependent on factors outside of the Company’s influence including the operating, financial, regulatory and other risks specific to the underlying assets and the Buyer, and volatility in future gold prices. The uncertainty about the amount of contingent production-linked consideration will not be resolved until the end of the Brazil Measurement Period and the magnitude of any adjustment recognized as part of the gain on sale prior to the end of the Brazil Measurement Period could be significant.
Future adjustments to the Brazil Transaction Price arising from the post-closing working capital adjustment, changes in the Company’s estimate of contingent production-linked consideration and changes in its estimate of probable indemnity payments will be recognized in the statement of income or loss in the period in which the changes occur.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

3.    SALE OF BRAZIL OPERATIONS AND DISCONTINUED OPERATIONS (CONTINUED)
The carrying amounts of the assets and liabilities derecognized on disposition were as follows:

Assets
Cash and cash equivalents	$40,927
Trade and other receivables(1)	36,890
Inventories	122,600
Mineral properties, plant and equipment	731,318
Deferred income tax assets	6,535
Other assets	33,442
971,712
Liabilities
Accounts payable and accrued liabilities	126,148
Reclamation and closure cost provisions	56,996
Deferred income tax liabilities	2,417
Other liabilities	27,576
213,137
Net assets	$758,575
(1)    Trade and other receivables includes $22.0 million payable by the Company to the sold Brazil Operations which was repaid during the three months ended March 31, 2026.
The Brazil Operations, being a component that represents a separate major geographical area of operations of the Company, has been presented as discontinued operations in these Interim Financial Statements. The statement of income (loss) and related notes for the three and six months ended June 30, 2025 have been restated to conform with the current period presentation of the Brazil Operations as discontinued operations.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

3.    SALE OF BRAZIL OPERATIONS AND DISCONTINUED OPERATIONS (CONTINUED)
The following tables present significant information about the results and cash flows of the Brazil Operations for the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Revenue	$—	$192,825	$66,541	$350,843
Operating expense	—	(96,423)	(31,841)	(192,936)
Depreciation and depletion	—	(36,530)	—	(83,130)
Other operating expenses	—	(3,124)	(506)	(4,577)
Income from operations	—	56,748	34,194	70,200
Finance expense	—	(1,378)	(437)	(3,284)
Finance income	—	76	47	370
Other expense	—	(8,401)	(7,389)	(15,552)
Income from discontinued operations before disposal	—	47,045	26,415	51,734
Income tax expense	—	5,226	(9,119)	3,561
Net income from discontinued operations before disposal	—	52,271	17,296	55,295
Gain on sale of discontinued operations	12,018	—	117,663	—
Net income from discontinued operations	$12,018	$52,271	$134,959	$55,295

Net income per share - discontinued operations
Basic	$0.02	$0.11	$0.17	$0.11
Diluted	0.01	0.11	0.16	0.11

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Cash provided by (used in):
Operating activities	$—	$83,895	$3,984	$124,425
Investing activities	—	(31,343)	(6,542)	(56,244)
Financing activities	—	(2,730)	(888)	(4,408)
4.    MARKETABLE SECURITIES
In February 2026, the Company sold all of its common shares of Mining Americas Inc. (formerly Minera Alamos Inc.), for gross proceeds of C$56.1 million ($41.1 million). The Company derecognized the carrying amount of the marketable securities of $41.1 million and transferred the cumulative gain of $9.5 million, net of tax, on the marketable securities from accumulated other comprehensive income to retained earnings.
On July 7, 2026, the Company sold 8.7 million of its common shares in Versamet Royalties Corporation for gross proceeds of C$129.9 million ($91.5 million).

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

5.    INVENTORIES

	June 30, 2026	December 31, 2025
Stockpiled ore	$473,048	$322,470
Heap leach ore	253,009	227,753
Work-in-process	44,050	62,062
Finished goods	14,870	12,072
Supplies	143,621	113,532
Total inventories	$928,598	$737,889

Classified and presented as:
Current	$435,676	$369,759
Non-current(1)	492,922	368,130
	$928,598	$737,889
(1)    Non-current inventories at June 30, 2026 and December 31, 2025 relate to heap leach ore at Mesquite, and stockpiled ore at Greenstone and Valentine.
During the three and six months ended June 30, 2026, the Company recognized within cost of sales $7.4 million and $11.7 million, respectively, in write-downs of inventories to net realizable value relating to non-current stockpiled ore at Valentine (2025 – $7.0 million and $35.6 million, respectively, primarily relating to heap leach ore at Los Filos).
6.    MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Plant and equipment	Construction- in-progress	Exploration and evaluation assets	Total
Cost
Balance – December 31, 2025	$6,131,297	$2,536,027	$39,565	$43,421	$8,750,310
Additions	103,010	248,535	13,378	—	364,923
Disposals	(4,754)	(18,750)	—	—	(23,504)
Change in reclamation and closure cost	7,948	—	—	—	7,948
Balance – June 30, 2026	$6,237,501	$2,765,812	$52,943	$43,421	$9,099,677

Accumulated depreciation and depletion
Balance – December 31, 2025	$578,583	$261,398	$—	$—	$839,981
Depreciation and depletion	170,339	106,111	—	—	276,450
Disposals	—	(1,195)	—	—	(1,195)
Balance – June 30, 2026	$748,922	$366,314	$—	$—	$1,115,236
Net book value
At December 31, 2025	$5,552,714	$2,274,629	$39,565	$43,421	$7,910,329
At June 30, 2026	$5,488,579	$2,399,498	$52,943	$43,421	$7,984,441

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

7.    LOANS AND BORROWINGS

	Note	June 30, 2026	December 31, 2025
Credit facility	7(a)	$398,212	$1,106,590
2023 convertible notes		145,475	140,635
2025 convertible notes		23,635	23,625
Sprott loan	7(b)	—	281,920
Other		15,678	1,910
Total loans and borrowings		$583,000	$1,554,680

Classified and presented as:
Current(1)		$29,054	$181,330
Non-current		553,946	1,373,350
		$583,000	$1,554,680
(1)The current portion of loans and borrowings at June 30, 2026 represents the debt host component of the 2025 convertible notes and the current portion of other borrowings (December 31, 2025 – debt host component of the 2025 convertible notes and the current portion of the credit facility, Sprott loan and other borrowings).
The following is a reconciliation of the changes in the carrying amount of loans and borrowings during the six months ended June 30, 2026 and 2025 to the associated cash flows arising from financing activities:

	Note	2026	2025
Balance – beginning of period(1)		$1,556,387	$1,349,582
Financing cash flows:
Proceeds from loans and borrowings		16,468	85,000
Repayments of loans and borrowings	7(a),(b)	(979,083)	(874)
Interest paid		(23,456)	(57,161)
Other		(13,830)	(3,000)
Other changes:
Interest and accretion expense		14,893	68,305
Net loss on modification and extinguishment of debt	7(a),(b)	14,398	—
Assumed on acquisition of Calibre Mining Corp.(2)		—	339,227
Foreign exchange gain		(1,070)	—
Balance – end of period(1)		584,707	1,781,079
Less: accrued interest(3)		(1,707)	(1,707)
Balance – end of period, excluding accrued interest		$583,000	$1,779,372
(1)    Includes accrued interest.
(2)    The amount of loans and borrowings assumed on acquisition of Calibre Mining Corp. (“Calibre”) in June 2025 (the “Calibre Acquisition”) has been restated to reflect the final acquisition-date fair value as disclosed in the 2025 Annual Financial Statements.
(3)    Included in accounts payable and accrued liabilities.
(a)Credit facility
At December 31, 2025, the Company’s credit facility with a syndicate of lenders (the “Credit Facility”) consisted of an $850.0 million revolving credit facility (the “Revolving Facility”) and a $500.0 million term loan (the “Term Loan”).
On January 23, 2026, the Company repaid the $500.0 million balance under the Term Loan in full, without penalty, and the Term Loan was terminated. The Company recognized a loss of $16.0 million in other income (expense) on extinguishment of the Term Loan.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

7.    LOANS AND BORROWINGS (CONTINUED)
(a)Credit facility (continued)
On April 27, 2026, the Company amended certain terms of its Revolving Facility. The amendments include an increase in the facility size from $850.0 million to $1.0 billion, an extension of the maturity date from July 31, 2029 to July 31, 2030, and an increase in the uncommitted accordion feature to $500.0 million. The amended terms also reduced the applicable interest rate from the applicable term rate based on the Secured Overnight Financing Rate (“SOFR”) plus a margin of 1.875% to 3.125% to SOFR plus a margin of 1.45% to 2.50%, based on the Company’s total net leverage ratio, and amended certain financial covenants, which include an increase to the senior net leverage ratio and a reduction in the interest coverage ratio. The amendment was accounted for as a non-substantial modification for which the Company recognized a modification gain of $18.2 million in other income (expense).
During the six months ended June 30, 2026, the Company repaid $190.0 million of the outstanding principal under the Revolving Facility. At June 30, 2026, there was $559.6 million undrawn on the Revolving Facility.
The Revolving Facility is subject to standard conditions and covenants, including financial covenants which are calculated as at the last day of each fiscal quarter. At June 30, 2026, the Company was in compliance with the applicable covenants.
The Revolving Facility is secured by a pledge over the shares of certain subsidiaries of the Company and asset level security on the property and assets of Greenstone, which will remain in place until the contingent payment obligation at Greenstone (“Greenstone Contingent Consideration”) (note 9(b)(iii)) is fully settled.
(b)Sprott loan
On January 23, 2026, the Company repaid the outstanding principal of $261.3 million and remaining balance of $25.1 million in additional payments payable under the credit facility with Sprott Private Resource Lending II (Collector-2), LP (the “Sprott Loan”) in full. Pursuant to the terms of the Sprott Loan, the Company paid an additional amount of $12.2 million, equal to the interest that would have accrued on the principal amount prepaid from the date of prepayment to June 30, 2026. The Company recognized a loss of $16.6 million in other income (expense) on extinguishment of the Sprott Loan.
8.    DEFERRED REVENUE

	Stream arrangement (note 8(a))	Gold prepay transactions (note 8(b))	Gold purchase and sale arrangement (note 8(c))	Total
Balance – December 31, 2025	$127,039	$102,716	$62,972	$292,727
Gold delivered	(2,999)	(67,030)	(5,671)	(75,700)
Accretion expense	(95)	3,731	5,980	9,616
Balance – June 30, 2026	$123,945	$39,417	$63,281	$226,643

			June 30, 2026	December 31, 2025
Classified and presented as:
Current(1)			$62,043	$127,597
Non-current			164,600	165,130
			$226,643	$292,727
(1)    The current portion of deferred revenue is based on the amounts of gold expected to be delivered within 12 months of the reporting date.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

8.    DEFERRED REVENUE (CONTINUED)
(a)Stream arrangement
During the three and six months ended June 30, 2026, the Company delivered 1,508 and 3,506 gold ounces, respectively (2025 – 1,172 and 2,346 gold ounces, respectively) under the stream arrangement it assumed in 2024. The Company received average cash consideration of $903 and $944 per ounce for the three and six months ended June 30, 2026, respectively (2025 – $654 and $611 per ounce, respectively), representing 20% of the spot gold price at the time of delivery. Total revenue recognized during the three and six months ended June 30, 2026, which consists of the cash consideration received on delivery of the gold ounces and the portion of the deferred revenue obligation satisfied, amounted to $3.8 million and $6.3 million, respectively (2025 – $2.6 million and $5.0 million, respectively).
(b)Gold prepay transactions
During the three and six months ended June 30, 2026, the Company delivered 18,635 and 30,241 gold ounces, respectively (2025 – 11,606 and 15,474 gold ounces, respectively) under the gold prepay transactions with certain of its lenders (the “Gold Prepay Transactions”), of which 8,064 and 12,725 gold ounces, respectively (2025 – 4,661 and 6,215 gold ounces, respectively) were sold on a spot price basis.
For the three and six months ended June 30, 2026, the Company received average cash consideration of $2,103 and $2,350 per ounce, respectively (2025 – $1,130 and $1,087 per ounce, respectively) for the gold ounces sold on a spot price basis, representing the difference between the spot gold price at the time of delivery and the fixed price in accordance with the contracts. Total revenue recognized during the three and six months ended June 30, 2026, which consists of the cash consideration received on delivery of the gold ounces and the portion of the deferred revenue obligation satisfied, amounted to $58.4 million and $96.9 million, respectively (2025 – $30.8 million and $40.8 million, respectively). At June 30, 2026, there were 17,763 gold ounces (December 31, 2025 – 48,004 gold ounces) outstanding to be delivered over the remaining contract term to September 2026.
(c)Gold purchase and sale arrangement
During the three and six months ended June 30, 2026, the Company delivered 1,500 and 3,000 gold ounces, respectively (2025 – 1,500 and 3,000 gold ounces, respectively) under the gold purchase and sale arrangement it entered into in 2023. The Company received average cash consideration of $913 and $945 per ounce for the three and six months ended June 30, 2026, respectively (2025 – $655 and $613 per ounce, respectively), representing 20% of the spot gold price at the time of delivery. Total revenue recognized during the three and six months ended June 30, 2026, which consists of the cash consideration received on delivery of the gold ounces and the portion of the deferred revenue obligation satisfied, amounted to $4.2 million and $8.5 million, respectively (2025 – $3.8 million and $7.5 million, respectively). At June 30, 2026, there were 74,000 gold ounces (December 31, 2025 – 77,000 gold ounces) remaining to be delivered under the arrangement.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

9.    DERIVATIVE FINANCIAL INSTRUMENTS
(a)Derivative assets
The following is a summary of the Company’s derivative assets at June 30, 2026 and December 31, 2025:

	Note	June 30, 2026	December 31, 2025
Foreign exchange contracts	9(b)(i)	$5	$9,176
Other		103	113
		$108	$9,289

Classified and presented as:
Current(1)		$—	$8,573
Non-current(2)		108	716
		$108	$9,289
(1)    Included in other current assets.
(2)    Included in other non-current assets.
(b)Derivative liabilities
The following is a summary of the Company’s derivative liabilities at June 30, 2026 and December 31, 2025:

	Note	June 30, 2026	December 31, 2025
Foreign exchange contracts	9(b)(i)	$6,606	$18
Gold contracts	9(b)(ii)	11,671	58,472
Greenstone Contingent Consideration	9(b)(iii)	88,003	94,328
2025 convertible notes conversion option	9(b)(iv)	23,912	40,816
Equinox Gold warrant liability	9(b)(v)	15,939	37,247
		$146,131	$230,881

Classified and presented as:
Current		$145,334	$184,171
Non-current		797	46,710
		$146,131	$230,881
(i)Foreign exchange contracts
In accordance with its foreign currency exchange risk management program, the Company uses foreign exchange contracts to manage its exposure to currency risk on expenditures denominated in currencies other than USD. On January 23, 2026, the Company fully settled its outstanding USD:Brazilian Réal foreign exchange contracts, prior to their contractual maturities. At June 30, 2026, the Company had in place USD:CAD put and call options with the following notional amounts, maturity dates and weighted average rates:

	USD notional amount		Call options’ weighted average strike price	Put options’ weighted average strike price
Currency	Within 1 year	1-2 years
CAD	$441,000	$96,000	1.34	1.40

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

9.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(i)Foreign exchange contracts (continued)
The following table summarizes the changes in the carrying amount of the foreign exchange contracts during the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net liability (asset) – beginning of period	$1,770	$19,956	$(9,158)	$54,280
Settlements	(515)	1,051	9,780	(2,608)
Change in fair value	5,346	(31,290)	5,979	(61,955)
Net liability (asset) – end of period	$6,601	$(10,283)	$6,601	$(10,283)
The fair value of the foreign exchange contracts at June 30, 2026 and December 31, 2025 is presented as follows:

	June 30, 2026	December 31, 2025
Net liability (asset) presented as:
Current derivative assets	$—	$(8,573)
Non-current derivative assets	(5)	(603)
Current derivative liabilities	5,809	1
Non-current derivative liabilities	797	17
	$6,601	$(9,158)
(ii)Gold contracts
At June 30, 2026, the Company had no outstanding gold collar contracts. The outstanding gold collar contracts at December 31, 2025 were settled during the six months ended June 30, 2026 in accordance with their contractual maturities.
At June 30, 2026, the Company had 6,657 total notional ounces remaining under its outstanding financial swap agreements that were entered into in connection with certain of the Gold Prepay Transactions (note 8(b)). Under the swap agreements, which are cash-settled, the Company receives a weighted average price of $2,204 per ounce in exchange for paying the spot price for 34,919 total notional ounces over the period from March 2025 to September 2026.
The following table summarizes the changes in the carrying amount of the gold contracts during the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Liability – beginning of period	$47,615	$47,569	$58,472	$20,501
Settlements	(27,254)	(23,984)	(54,086)	(27,685)
Change in fair value	(8,690)	13,340	7,285	44,109
Liability – end of period	$11,671	$36,925	$11,671	$36,925
(iii)Greenstone Contingent Consideration
The Company has an obligation under the Greenstone Contingent Consideration to deliver 11,111 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, upon reaching specific production milestones at Greenstone. At June 30, 2026, the remaining obligation relates to the production milestones of 500,000 ounces and 700,000 ounces.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

9.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(iii)Greenstone Contingent Consideration (continued)
The following table summarizes the changes in the carrying amount of the Greenstone Contingent Consideration during the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Balance – beginning of period	$98,391	$101,187	$94,328	$86,223
Change in fair value	(10,388)	6,101	(6,325)	21,065
Balance – end of period	$88,003	$107,288	$88,003	$107,288
The fair value of the Greenstone Contingent Consideration at June 30, 2026 and December 31, 2025 is presented as follows:

	June 30, 2026	December 31, 2025
Current derivative liabilities	$88,003	$47,635
Non-current derivative liabilities	—	46,693
	$88,003	$94,328
(iv)2025 convertible notes conversion option
The following table summarizes the changes in the carrying amount of the conversion option component (the “2025 Convertible Notes Conversion Option”) of the 2025 convertible notes (the “2025 Convertible Notes”) assumed in the Calibre Acquisition during the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Balance – beginning of period	$41,976	$—	$40,816	$—
Assumed on Calibre Acquisition	—	11,419	—	11,419
Change in fair value	(18,064)	—	(16,904)	—
Balance – end of period	$23,912	$11,419	$23,912	$11,419
(v)Equinox Gold warrant liability
The following table summarizes the change in the number of outstanding warrants, which were previously issued by Calibre and became exercisable for Equinox Gold common shares on closing of the Calibre Acquisition (“Equinox Gold Warrants”), during the six months ended June 30, 2026:

	Number of warrants	Weighted average exercise price (C$)
Outstanding and exercisable – December 31, 2025	4,271,060	$10.43
Exercised	(1,195,789)	12.84
Outstanding and exercisable – June 30, 2026	3,075,271	$9.49

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

9.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(v)Equinox Gold warrant liability (continued)
The following table summarizes significant information about the Equinox Gold Warrants outstanding at June 30, 2026:

Exercise price (C$)	Number of warrants	Expiry date
$6.26	1,569,002	January 31, 2028
$12.86	1,506,269	March 4, 2030
	3,075,271
The following table summarizes the changes in the carrying amount of the Equinox Gold Warrants during the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Balance – beginning of period	$28,920	$—	$37,247	$—
Assumed on Calibre Acquisition	—	10,578	—	10,578
Exercised	—	—	(5,708)	—
Change in fair value	(12,981)	—	(15,600)	—
Balance – end of period	$15,939	$10,578	$15,939	$10,578
10.    SHARE CAPITAL AND DIVIDENDS
(a)Normal course issuer bid
On February 25, 2026, the Company received approval from the TSX for the implementation of a normal course issuer bid (“NCIB”) to repurchase, for cancellation, up to an aggregate of 39,414,095 common shares of Equinox Gold, representing approximately 5% of the Company’s issued and outstanding common shares as of February 18, 2026. Under the NCIB, the Company may repurchase its common shares at the prevailing market price during the 12-month period from March 2, 2026 to March 1, 2027.
During the six months ended June 30, 2026, the Company repurchased 307,100 of its outstanding common shares at an average share price of C$20.93 per share for total consideration of $4.7 million. The shares were cancelled upon repurchase. The difference of $2.8 million between the total amount paid and the amount deducted from common shares of $1.9 million, representing the average paid in capital per common share outstanding prior to the repurchase date, was recorded as a decrease to retained earnings.
(b)Dividends
During the three and six months ended June 30, 2026, the Company paid total cash dividends of $11.8 million and $23.7 million at $0.015 and $0.030 per common share, respectively (three and six months ended June 30, 2025 – $nil). On August 5, 2026, the Board of Directors approved a quarterly dividend of $0.0225 per common share, which equates to an annualized dividend of $0.0900 per common share. The dividend is payable on September 2, 2026 to shareholders of record at the close of business on August 19, 2026.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

11.    OPERATING EXPENSE
Operating expense during the three and six months ended June 30, 2026 and 2025 consists of the following expenses by nature:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Raw materials and consumables	$151,494	$55,491	$280,521	$113,827
Salaries and employee benefits	63,413	30,177	131,218	73,800
Contractors	109,930	37,177	208,845	65,989
Repairs and maintenance	28,674	12,272	68,510	23,399
Site administration and other	15,294	12,492	35,963	33,988
Royalties and production taxes	39,577	7,674	60,524	13,447
	408,382	155,283	785,581	324,450
Change in inventories	(66,786)	(22,041)	(133,084)	4,856
Total operating expense	$341,596	$133,242	$652,497	$329,306
Total salaries and employee benefits, including share-based compensation, for the three and six months ended June 30, 2026, including amounts recognized within operating expense, care and maintenance expense, exploration and evaluation expense and general and administration expense, was $80.5 million and $166.4 million, respectively (2025 – $54.9 million and $116.0 million, respectively).
12.    GENERAL AND ADMINISTRATION EXPENSE
General and administration expense during the three and six months ended June 30, 2026 and 2025 consists of the following expenses by nature:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Salaries and employee benefits	$8,929	$9,771	$18,030	$15,980
Professional fees	8,475	8,866	15,427	13,586
Office and other expenses	3,883	2,620	7,913	5,248
Share-based compensation	600	4,059	1,723	7,778
Depreciation	260	152	520	242
Total general and administration expense	$22,147	$25,468	$43,613	$42,834

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

13.    OTHER INCOME (EXPENSE)
Other income (expense) during the three and six months ended June 30, 2026 and 2025 consists of the following:

		Three months ended June 30,		Six months ended June 30,
	Note	2026	2025	2026	2025
Change in fair value of foreign exchange contracts	9	$(5,346)	$31,290	$(5,979)	$61,955
Change in fair value of gold contracts	9	8,690	(13,340)	(7,285)	(44,109)
Change in fair value of Greenstone Contingent Consideration	9	10,388	(6,101)	6,325	(21,065)
Change in fair value of 2025 Convertible Notes Conversion Option	9	18,064	—	16,904	—
Change in fair value of Equinox Gold Warrants	9	12,981	—	15,600	—
Net gain (loss) on modification and extinguishment of debt	7(a), (b)	18,218	—	(14,398)	—
Foreign exchange gain		3,298	(6,964)	7,100	(6,088)
Other income (expense)		1,379	559	676	(969)
Total other income (expense)		$67,672	$5,444	$18,943	$(10,276)
14.    NET INCOME (LOSS) PER SHARE
The calculations of basic and diluted net income (loss) per share (“EPS”) for the three months ended June 30, 2026 and 2025 are as follows:

		Net income			Net income per share
2026	Weighted average shares outstanding	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Basic EPS	789,987,828	$218,598	$12,018	$230,616	$0.27	$0.02	$0.29
Dilutive restricted share units	1,923,922	—	—	—
Dilutive stock options	5,025,738	—	—	—
Dilutive warrants	1,433,270	(12,981)	—	(12,981)
Dilutive convertible notes	31,524,107	(13,177)	—	(13,177)
Diluted EPS	829,894,865	$192,440	$12,018	$204,458	$0.24	$0.01	$0.25

		Net (loss) income			Net (loss) income per share
2025	Weighted average shares outstanding	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Basic and diluted EPS	499,444,857	$(28,426)	$52,271	$23,845	$(0.06)	$0.11	$0.05

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

14.    NET INCOME (LOSS) PER SHARE (CONTINUED)
The calculations of basic and diluted net income (loss) per share (“EPS”) for the six months ended June 30, 2026 and 2025 are as follows:

		Net income			Net income per share
2026	Weighted average shares outstanding	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Basic EPS	789,411,880	$405,768	$134,959	$540,727	$0.51	$0.17	$0.68
Dilutive restricted share units	1,964,629	—	—	—
Dilutive stock options	5,393,847	—	—	—
Dilutive warrants	1,640,401	(15,600)	—	(15,600)
Dilutive convertible notes	31,491,518	(7,260)	—	(7,260)
Diluted EPS	829,902,275	$382,908	$134,959	$517,867	$0.46	$0.16	$0.62

		Net (loss) income			Net (loss) income per share
2025	Weighted average shares outstanding	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Basic and diluted EPS	477,708,754	$(106,929)	$55,295	$(51,634)	$(0.22)	$0.11	$(0.11)

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

15.    SEGMENT INFORMATION
Results of operating segments are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segments and to assess performance. The Company’s operating segments are managed and assessed separately, with each segment comprising a single mine or mines that are exposed to similar operating, financial and regulatory risks.
The following tables present significant information about the Company’s reportable operating segments as reported to the Company’s CODM. The segment information for the current and comparative periods excludes the results of the Brazil Operations which are presented as discontinued operations (note 3).

Three months ended June 30, 2026
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Continuing operations
Greenstone	$267,109	$(104,115)	$(55,483)	$(737)	$—	$106,774
Valentine	139,356	(76,213)	(28,530)	(2,525)	—	32,088
Mesquite	80,446	(34,650)	(9,452)	(294)	—	36,050
Nicaragua(1)	276,180	(122,476)	(32,738)	(4,313)	—	116,653
Castle Mountain(2)	6,696	(4,008)	(267)	(121)	(1,910)	390
Los Filos(2)(3)	9	(134)	—	(130)	(20,454)	(20,709)
Corporate	—	—	—	(1,721)	(22,147)	(23,868)
	$769,796	$(341,596)	$(126,470)	$(9,841)	$(44,511)	$247,378

Three months ended June 30, 2025
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Continuing operations
Greenstone	$166,190	$(76,390)	$(36,226)	$—	$—	$53,574
Valentine	—	—	—	—	—	—
Mesquite	101,083	(37,725)	(14,447)	—	—	48,911
Nicaragua(1)	—	—	—	—	—	—
Castle Mountain(2)	6,196	570	46	(165)	(2,876)	3,771
Los Filos(2)	8,761	(17,904)	(1,354)	(497)	(32,380)	(43,374)
Pan	3,585	(1,793)	(691)	—	—	1,101
Corporate	—	—	—	(160)	(25,468)	(25,628)
	$285,815	$(133,242)	$(52,672)	$(822)	$(60,724)	$38,355
(1)The Nicaragua reportable segment consists of Libertad and Limon.
(2)Other operating expenses at Castle Mountain and Los Filos for the three months ended June 30, 2026 and 2025 relate to care and maintenance costs. Care and maintenance costs for Los Filos for the three months ended June 30, 2026 include $5.9 million relating to salaries, employee benefits and severance costs, and $3.5 million relating to depreciation and depletion (2025 – $10.6 million and $6.3 million, respectively).
(3)At June 30, 2026, in connection with the new 20-year land access agreements signed at Los Filos, the Company had commitments for land payments of approximately $27.5 million per year from July 2026 through June 2046.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

15.    SEGMENT INFORMATION (CONTINUED)

Six months ended June 30, 2026
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Continuing operations
Greenstone	$547,274	$(196,598)	$(102,322)	$(737)	$—	$247,617
Valentine	259,604	(128,639)	(49,250)	(5,107)	—	76,608
Mesquite	141,086	(59,530)	(16,033)	(294)	—	65,229
Nicaragua(1)	667,508	(257,201)	(70,138)	(7,632)	—	332,537
Castle Mountain(2)	15,863	(9,835)	(663)	(206)	(3,980)	1,179
Los Filos(2)	54	(694)	—	(261)	(39,155)	(40,056)
Corporate	—	—	—	(1,891)	(43,613)	(45,504)
	$1,631,389	$(652,497)	$(238,406)	$(16,128)	$(86,748)	$637,610

Six months ended June 30, 2025
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Continuing operations
Greenstone	$295,739	$(146,806)	$(70,958)	$—	$—	$77,975
Valentine	—	—	—	—	—	—
Mesquite	136,560	(59,272)	(19,489)	—	—	57,799
Nicaragua(1)	—	—	—	—	—	—
Castle Mountain(2)	15,439	(5,412)	(295)	(307)	(3,293)	6,132
Los Filos(2)	100,198	(116,023)	(12,071)	(912)	(41,908)	(70,716)
Pan	3,585	(1,793)	(691)	—	—	1,101
Corporate	—	—	—	(298)	(42,834)	(43,132)
	$551,521	$(329,306)	$(103,504)	$(1,517)	$(88,035)	$29,159
(1)The Nicaragua reportable segment consists of Libertad and Limon.
(2)Other operating expenses at Castle Mountain and Los Filos for the six months ended June 30, 2026 and 2025 relate to care and maintenance costs. Care and maintenance costs for Los Filos for the six months ended June 30, 2026 include $11.2 million relating to salaries, employee benefits and severance costs, and $7.4 million relating to depreciation and depletion (2025 – $17.9 million and $6.3 million, respectively).

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

15.    SEGMENT INFORMATION (CONTINUED)
The following table presents the Company's total assets and liabilities, excluding assets held for sale:

	Total assets		Total liabilities
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Continuing operations
Greenstone	$4,055,787	$3,922,963	$(1,281,010)	$(1,263,416)
Valentine	2,379,448	2,225,144	(620,214)	(869,978)
Mesquite	338,160	319,723	(54,665)	(58,831)
Nicaragua	1,160,421	1,208,712	(462,475)	(462,009)
Castle Mountain	360,178	357,732	(14,872)	(14,082)
Los Filos	1,032,777	1,034,275	(178,409)	(195,147)
Corporate	468,078	538,514	(814,682)	(1,645,950)
	$9,794,849	$9,607,063	$(3,426,327)	$(4,509,413)
The following is a reconciliation of the capital expenditures made during the six months ended June 30, 2026 and 2025 on an accrual basis to the expenditures in the condensed consolidated interim statements of cash flows:

	Capital expenditures(1)
Six months ended June 30	2026	2025
Continuing operations
Greenstone	$139,505	$81,829
Valentine	102,297	16,900
Mesquite	18,198	21,802
Nicaragua	86,345	7,325
Castle Mountain	7,458	2,949
Los Filos	4,758	6,238
Pan	—	1,004
	358,561	138,047
Discontinued operations
Brazil Operations	6,362	72,802
	$364,923	$210,849
(1)Expenditures on mineral properties, plant and equipment in the consolidated statement of cash flows for the six months ended June 30, 2026 exclude capitalized depreciation and depletion of $3.8 million and include a decrease in accrued expenditures of $28.8 million (2025 – exclude non-cash additions to right-of-use assets of $24.2 million and capitalized depreciation and depletion of $5.5 million, and include a decrease in accrued expenditures of $15.6 million).
16.    SUPPLEMENTAL CASH FLOW INFORMATION
The changes in non-cash working capital during the three and six months ended June 30, 2026 and 2025 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Decrease (increase) in trade and other receivables	$4,431	$32,284	$(4,906)	$9,857
Increase in inventories	(83,271)	(28,181)	(164,405)	(3,715)
(Increase) decrease in prepaid expenses and other current assets	(2,288)	(135)	(10,249)	7,373
Increase (decrease) in accounts payable and accrued liabilities	12,537	2,971	6,807	(25,396)
Changes in non-cash working capital	$(68,591)	$6,939	$(172,753)	$(11,881)

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

17.    FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy categorizes inputs to valuation techniques used in measuring fair value into the following three levels:
Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).
Level 3 – unobservable inputs for which market data are not available.
(a)Financial assets and financial liabilities measured at fair value
The fair values of the Company’s financial assets and financial liabilities that are measured at fair value in the statement of financial position and the levels in the fair value hierarchy into which the inputs to the valuation techniques used to measure the fair values are categorized are as follows:

At June 30, 2026	Level 1(2)	Level 2(3)	Level 3(4)	Total
Marketable securities	$163,795	$—	$—	$163,795
Derivative assets(1)	—	108	—	108
Derivative liabilities(1)	—	(58,128)	(88,003)	(146,131)
Net financial assets (liabilities)	$163,795	$(58,020)	$(88,003)	$17,772

At December 31, 2025
Marketable securities	$162,683	$—	$—	$162,683
Derivative assets(1)	—	9,289	—	9,289
Other financial asset	—	—	18,750	18,750
Derivative liabilities(1)	—	(136,553)	(94,328)	(230,881)
Net financial assets (liabilities)	$162,683	$(127,264)	$(75,578)	$(40,159)
(1)Includes current and non-current derivatives (note 9).
(2)The fair values of marketable securities are based on their quoted market price.
(3)The fair value of the Company’s foreign exchange contracts and gold contracts included in derivative liabilities is based on forward foreign exchange rates and forward metal prices, respectively.
The fair value of the 2025 Convertible Notes Conversion Option included in derivative liabilities at June 30, 2026 was estimated using the Black-Scholes option pricing model which uses market-derived inputs including the Company’s share price and share price volatility (December 31, 2025 – estimated using a convertible debt valuation model which considers the contractual terms of the convertible notes and market-derived inputs including the Company’s share price and share price volatility, and a market interest rate that reflects the risks associated with the financial instruments). Management determined that the fair value estimated using the Black-Scholes option pricing model approximates the fair value that would have been estimated using the convertible debt valuation model used as at December 31, 2025.
The fair value of the Equinox Gold Warrants included in derivative liabilities is determined using the Black-Scholes option pricing model which uses market-derived inputs including the Company’s share price and share price volatility.
(4)The fair value of the Greenstone Contingent Consideration included in derivative liabilities is calculated as the present value of projected future cash flows using a market interest rate that reflects the risk associated with the delivery of the contingent consideration. The projected cash flows are affected by assumptions related to the achievement of production milestones.
There were no amounts transferred between levels of the fair value hierarchy during the six months ended June 30, 2026.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

17.    FAIR VALUE MEASUREMENTS (CONTINUED)
(b)Financial assets and financial liabilities not already measured at fair value
At June 30, 2026 and December 31, 2025, the carrying amounts of the Company’s cash and cash equivalents, trade and other current receivables, restricted cash, and trade payables and accrued liabilities approximate their fair values due to the short-term nature of the instruments.
The fair values of the Company’s other financial liabilities, excluding lease liabilities, that are not measured at fair value in the statement of financial position as compared to the carrying amounts were as follows:

		June 30, 2026		December 31, 2025
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Credit Facility(1)	2	$398,212	$441,462	$1,106,590	$1,131,898
2023 convertible notes(2)	1	145,475	289,472	140,635	407,618
2025 Convertible Notes(3)	2	23,635	24,520	23,625	24,323
Sprott Loan(1)	2	—	—	281,920	281,509
Equipment financing facilities(4)	2	163,534	169,253	181,633	188,878
(1)The fair values of the Credit Facility (note 7(a)) at June 30, 2026 and December 31, 2025, and of the Sprott Loan (note 7(b)) at December 31, 2025, were calculated as the present value of contractual future cash flows using market interest rates for similar instruments.
(2)The carrying amount of the 2023 convertible notes issued in September 2023 (the “2023 Convertible Notes”) represents the liability component of the instruments, while the fair value reflects both the liability and equity components. The fair value is determined using the quoted market price of the 2023 Convertible Notes.
(3)The carrying amount and fair value of the 2025 Convertible Notes represent the debt host component of the hybrid financial instruments. The fair value is calculated as the present value of contractual future cash flows, discounted using a market interest rate for similar instruments.
(4)The fair value of the equipment financing facilities at Greenstone and Valentine (the “Equipment Facilities”) is calculated as the present value of contractual future cash flows, discounted using market interest rates for similar instruments. At June 30, 2026, the carrying amount of the Equipment Facilities, excluding accrued interest, was $163.5 million (December 31, 2025 – $181.6 million), of which $37.7 million (December 31, 2025 – $36.0 million) is included in other current liabilities and $125.8 million (December 31, 2025 – $145.6 million) is included in other non-current liabilities.
18.    CONTINGENCIES
The Company is a defendant in various lawsuits and is exposed to contingent liabilities arising from legal and other actions relating to tax, environmental and other matters. Management regularly reviews these matters with external counsel to assess the likelihood of a material cash outflow. Where management believes that a cash outflow is probable, a provision for the estimated settlement amount is recognized. Liabilities relating to uncertain tax treatments are recognized as part of income tax liabilities. At June 30, 2026, this provision amounted to $27.3 million, of which $13.1 million was included in other current liabilities and $14.2 million was included in other non-current liabilities. The provision related to taxes payable relating to prior periods, estimated probable indemnity payments and other matters relating to the sale of the Brazil Operations (note 3) (December 31, 2025 – $10.3 million which was primarily included in liabilities relating to assets held for sale).
The Company is exposed to contingent liabilities related to administrative, civil and criminal proceedings concerning a former subsidiary that owns the Aurizona Mine, arising from a March 2021 rain event and resulting flooding. As part of the sale of the Brazil Operations (note 3), the Company provided indemnities in respect of certain claims, including this matter. No provision had been recognized as at June 30, 2026 in respect of this matter, as the Company believes that a cash outflow in respect of this matter is not probable.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2026 and 2025
(Tabular amounts expressed in thousands of United States dollars, unless otherwise noted)
(Unaudited)

19.    SUBSEQUENT EVENT
On May 12, 2026, the Company entered into a definitive arrangement agreement under which the Company agreed to acquire 100% of the issued and outstanding common shares of Orla Mining Ltd. (“Orla”) through an at-market share exchange transaction pursuant to a court-approved plan of arrangement (the “Orla Transaction”). The Orla Transaction closed on July 31, 2026. On closing, the Company issued 378.1 million common shares with a total fair value of $3.6 billion to former Orla shareholders, based on the Company’s quoted common share price of C$13.19 per share on the acquisition date. Upon closing, existing Equinox Gold shareholders and former Orla shareholders own approximately 67% and 33% of the outstanding common shares of the combined company, respectively, which will continue under the name “Equinox Gold Corp.”.
The principal properties acquired consist of the Musselwhite mine in Canada, the Camino Rojo mine in Mexico, and the development-stage South Railroad project in the United States. Due to the recent close of the Orla Transaction, the initial accounting for the acquisition and associated disclosures have not been completed.